Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems Powers Fan Engagement at 2021 Bassmaster Classic

Record-breaking Attendance at the Bassmaster Classic in Fort Worth, TX, as Large
Live Audiences Return to In-Stadium Events

LOS ANGELES, June 23, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) announced today that the company powered fan engagement for the 2021 Bassmaster Classic to a record-breaking live crowd of nearly 150,000 people in Fort Worth, Texas.

The 2021 Academy Sports + Outdoors Bassmaster Classic presented by Huk, referred to as the “Super Bowl of Bass Fishing,” featured multiple events across Classic Week, including a kickoff party, concerts, weigh-in ceremonies, and the Bassmaster Classic Outdoors Expo. The event was broadcast on Fox to over 1.6 million viewers – the most-watched Bassmaster telecast in over a decade. Versus drove in-stadium engagement and live events production for the event.

Matt Coy, Head of Production for Versus and producer of hundreds of live and in-stadium events from the Winter and Summer Olympics to the Dallas Cowboys and Los Angeles Dodgers, produced the event. “We are proud to help provide the best in fan entertainment and engagement, partnering with Dickies Arena and JM Outdoor for this year’s Bassmaster Classic,” Coy said. “Producing a show of this caliber is always an exciting and challenging experience, and we are particularly excited this year as fans return to stadiums. Our team at Versus looks forward to producing many more live, fan-filled events this year and in the future.”

Versus offers production services, the XEO platform, and rewards to drive audience engagement across all kinds of media and events from live sports to video games, and from streaming media to broadcast. Versus Systems powers fan engagement both in-stadium and at-home for fans all over the world.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Source: https://www.bassmaster.com/news/record-breaking-attendance-2021-bassmaster-classic

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.